Exhibit 99.1

February 04, 2022	324-8th Avenue SW, 8th floor
Calgary AB, T2P 2Z2
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: VERSABANK

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	March 03, 2022
Record Date for Voting (if applicable) :	March 03, 2022
Beneficial Ownership Determination Date :	March 03, 2022
Meeting Date :	April 20, 2022
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON	92512J106	CA92512J1066
PREFERRED SHARES SERIES 1	92512J205	CA92512J2056

Sincerely,

Computershare
Agent for VERSABANK